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FORM 4                                                                                                       OMB APPROVAL
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                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer                                                                     Expires:                PENDING
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------
                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Mongeluzo   Gerald                       Steven Madden, Ltd.; SHOO
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   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [ ] 10% Owner
                                            Security Number                                   [X] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person                                                below)
   c/o Steven Madden, Ltd.                  (Voluntary)
   52-16 Barnett Avenue                                        05/2002                            President of Adesso-Madden, Inc.
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Year)           (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Long Island City, NY   11104                                                                  Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)                                                  (Instr. 3 and 4)
                                  ------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price
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Common Stock, par value  05/10/02     P                2,500(1)      (A)     $10.25  42,000(4)              (I)              (4)
$0.0001 per share
("Common Stock")
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Common Stock             05/15/02     P                2,500(2)      (A)     $10.25  42,000(4)              (I)              (4)
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Common Stock             05/16/02     P                3,000(3)      (A)     $10.25  42,000(4)              (I)              (4)
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Common Stock             05/10/02     S                2,500         (D)     $19.65  42,000(4)              (I)              (4)
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Common Stock             05/15/02     S                2,500         (D)     $19.25  42,000(4)              (I)              (4)
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Common Stock             05/16/02     S                3,000         (D)     $19.25  42,000(4)              (I)              (4)
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

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/        (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)                              Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)

                                                                   (Instr. 3, 4,
                                                                    and 5)
                                                --------------------------------------
                                                      Code    V    (A)      (D)
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

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

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
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
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

Explanation of Responses:

(1) On May 10, 2002, the Reporting Person exercised options to purchase 2,500 shares of Common Stock at an exercise price of $10.25 per share, which options had been previously granted to the Reporting Person.

(2) On May 15, 2002, the Reporting Person exercised options to purchase 2,500 shares of Common Stock at an exercise price of $10.25 per share, which options had been previously granted to the Reporting Person.

(3) On May 16, 2002, the Reporting Person exercised options to purchase 3,000 shares of Common Stock at an exercise price of $10.25 per share, which options had been previously granted to the Reporting Person.

(4) As of May 31, 2002, the Reporting Person held options to purchase 42,000 shares of Common Stock.

                      /s/ GERALD MONGELUZO                 June 10, 2002
                      -------------------------------    ----------------
                      **Signature of Reporting Person        Date



Reminder:      Report on a separate line for each class of securities
               beneficially owned directly or indirectly.
       *       If the form is filed by more than one reporting person, see
               Instruction 4(b)(v).
      **       Intentional misstatements or omissions of facts constitute
               Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
               78ff(a).
    Note:      File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.